May 28, 2010

VIA EDGAR and FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Re: Fisher Communications, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 000-22439

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated April 30, 2010 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K for the year-ended December 31, 2009 (the “Form 10-K”) filed by Fisher Communications, Inc. (“Fisher”). Based on the prior conversation between Staff Attorney, John Harrington, and Christopher Bellavia, Fisher’s General Counsel, we confirmed that we expected to respond to the Comment Letter by May 28, 2010. For your convenience, the responses are numbered to correspond to the numbers of comments (italicized) in the Comment Letter.

Item 7.	Management’s Discussion and Analysis of Financial Position and Results of Operations, page 38

Overview, page 38

1.	We note that your Seattle and Portland ABC affiliate television stations accounted for approximately 62% of’ your television broadcasting revenue in 2009. Please provide us with an explanation of why you determined you were not required to file the affiliation agreements for these stations as exhibits to your Form 10-K in accordance with Regulation S-K 601 (b)(10)(ii)(B).

Response:

Regulation S-K 601(b)(10)(ii)(B) establishes an exception to the general rule that registrants are not required to file as exhibits contracts made in the ordinary course of the registrant’s business. The exception applies to contracts made in the ordinary course of business but upon which the registrant’s business is “substantially dependent”.

On August 12, 2009, the Company renewed its affiliation agreement (the “Renewal Agreement”) with the American Broadcasting Company, Inc. and the ABC Network (“ABC”) for the Company’s television stations in Seattle, Washington (KOMO-TV) and Portland Oregon (KATU-TV) (the “Stations”). The Renewal Agreement was made in the ordinary course of our business since network affiliation agreements ordinarily accompany television broadcasting businesses. After analyzing the Renewal Agreement and its significance to our business, the Company through its Disclosure Practices Committee concluded that while the Renewal Agreement is a significant contract, the Company’s business is not substantially dependent upon the Renewal Agreement.

Mr. Larry Spirgel

U. S. Securities and Exchange Commission

May 28, 2010

In reaching this conclusion, we consulted with the Company’s outside counsel and considered various factors, including the following: (i) the relative amount of programming and advertising inventory provided by ABC to the Stations pursuant to the Renewal Agreement; (ii) the estimated amount of revenue generated by ABC programming compared to the estimated revenue that could be generated by replacement programming; (iii) the replacement options available to the Company should our affiliation with ABC terminate; (iv) the relative success enjoyed by various stations in other markets that are not affiliated with a major television network; (v) the importance of the ABC brand to the Stations; and (vi) the economics of the Renewal Agreement. In our analysis, we also examined the practices of our broadcasting peers with respect to the filing of network affiliation agreements. After considering the Renewal Agreement in light of various factors including those noted above, we concluded that the Renewal Agreement did not fall within Regulation S-K 601(b)(10)(ii)(B) and thus was not required to be filed as an exhibit to our Form 10-K.

Critical Accounting Policies, page 41

Goodwill and indefinite -lived intangible assets. page 41

2.	We note that broadcast licenses accounted for 11% of total assets as of December 31, 2009. We note that revenues, operating income, and segment income have declined in recent quarters due to the negative impact of the current economic environment. In light of the significance of your broadcast licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of broadcast licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

•	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•

A description of key assumptions that drive fair value in your discounted cash flow methodology. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

•	The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

Management believes that the carrying value of broadcast licenses balances are material to our financial statements for most of our markets. We consider each market’s broadcast license to be a single unit of accounting. As of our most recent impairment test on October 1, 2009, the fair value of all of our broadcast licenses exceeded their carrying values in amounts ranging from 14% to over 100%. Management has consistently applied the same methodology used in determining key estimates and assumptions to each market/unit of accounting as appropriate. In our disclosures we have not segregated goodwill from our disclosure of broadcast licenses as we consider them together to be a critical accounting policy and many of the same assumptions and estimates are used in the determination of the fair value of each asset.

Mr. Larry Spirgel

U. S. Securities and Exchange Commission

May 28, 2010

Based on the Staff’s comments we propose to enhance our disclosure of critical accounting policies regarding the impairment testing policy in our Annual Report on Form 10-K for the year ended December 31, 2010 with the following additional disclosures:

“We completed our 2010 annual impairment testing for FCC licenses and found that the fair value of the FCC licenses was greater than the carrying amount in our consolidated balance sheets in all of our markets and the fair value exceeded the carrying values for each unit of accounting ranging from xx% to over xx%.

Determining the fair value of our reporting units requires us to make a number of judgments about assumptions and estimates that are highly subjective and that are based on unobservable inputs. The actual results may differ from these assumptions and estimates; and it is possible that such differences could have a material impact on the Company’s financial statements. We believe our estimate of the value of our goodwill and broadcasting licenses is a critical accounting estimate as the value is significant in relation to our total assets, and our estimate of the value uses assumptions that incorporate variables based on past experiences and judgments about future performance of our stations.

The impairment test for FCC licenses generally consists of a station-by-station comparison of the carrying amount of FCC licenses with their fair value, using a discounted cash flow analysis. Since, in most cases, FCC licenses in each market are operated as a single asset, each station’s license is generally considered a single unit of accounting. However, in a single case, there are three low-power broadcast licenses that provide the same programming to the entire market and, therefore, these three licenses are considered a single unit of accounting.

We determine the fair value of the licenses for each of our stations by relying on a discounted cash flow approach (a 5-year income model) assuming a start-up scenario in which the only assets held by an investor are the licenses. Our fair value analysis contains assumptions incorporating variables that are based on past experiences and judgments about future performance using industry normalized information for an average station within a certain market. These variables include, but are not limited to: (1) the risk-adjusted discount rate used in the valuation of fair value; (2) the forecast growth rate of each station’s market, including assumptions regarding each market’s population, household income, retail sales and other factors that would influence advertising expenditures; (3) broadcast cash flow based on operating revenue and expenses of an average station within our markets based upon market size and station type; (4) broadcast cash flow multiples based on current market information from recent transactions; (5) market share of an average station within our markets based upon market size and station type; (6) the likely media competition within the market area; (7) an effective tax rate assumption; and (8) estimated capital start-up costs and losses incurred during the early years. In addition to the various inputs used to calculate the fair value of its FCC licenses and reporting units, we also evaluate the reasonableness of our assumptions by comparing the total fair value of all our reporting units to our total market capitalization; and by comparing the fair value of our reporting units and FCC licenses to recent sale transactions.

The table below reflects the ranges of estimates and assumptions of the most recent impairment tests.

	October 1, 2010	October 1, 2009	March 31, 2009	October 1, 2008
Discount rate	x%	13%	13%	13%
Market revenue growth (5 year CAGR)	x% to x%	0.8% to 2.8%	1.8% to 7.7%	1.8% to 7.7%

Management believes the appropriate discount rate, to be used in the valuation of the reporting units and intangible assets, is a risk adjusted weighted average cost of capital. The risk adjusted weighted average cost of capital reflects the macroeconomic, industry, geographic, and firm specific factors in determining the degree of perceived risk associated with the projected cash flow. The weighted average cost of capital is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in the expected capital structure of the business.

Mr. Larry Spirgel

U. S. Securities and Exchange Commission

May 28, 2010

Market revenue growth rates are estimated from information available from industry sources, using historical and expected performance, which could be different in each of our markets. Based on this data, each market’s revenue is forecast over a five year projection period.

Broadcast cash flow is defined as operating profit before interest, depreciation and amortization, income taxes and corporate allocation charges and varies by market. Broadcast cash flow is then divided by net broadcast revenue to compute broadcast cash flow margins.

Broadcast cash flow multiples, used to calculate terminal values of the licenses, are based on current market information from recent transactions. We use a conservative and reasonable average of these multiples for our impairment analysis.

The methodology used in determining our key estimates and assumptions are applied consistently to each market. While we believe we have made reasonable estimates and assumptions to calculate the fair value of our broadcasting licenses, these estimates and assumptions could be materially different. If actual results for the industry are not consistent with our estimates and assumptions, then we could incur additional impairments. As of our most recent annual impairment test for FCC licenses on October 1, 2009, the fair value of the FCC licenses was greater than the carrying amount in our consolidated balance sheets in all of our markets and the fair value exceeded the carrying values for each unit of accounting ranging from 14% to over 100%.”

Fisher hereby acknowledges that:

•	Fisher is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	Fisher may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (206) 404-6783 or Christopher J. Bellavia, Fisher’s General Counsel, at (206)404-4884.

Sincerely,

/s/ Colleen B. Brown
Colleen B. Brown
President and Chief Executive Officer